Exhibit (a)(5)(b)

CORRECTING and REPLACING Permira Completes Tender Offer for Outstanding

Shares of Squarespace

CORRECTION…by Permira

October 14, 2024 09:50 AM Eastern Daylight Time

NEW YORK--(BUSINESS WIRE)--Second paragraph, fourth sentence should read: All shares that were validly tendered will be accepted for purchase on October 14, 2024 (Instead of All shares that were validly tendered will be accepted for purchase on October 15, 2024)

The updated release reads:

PERMIRA COMPLETES TENDER OFFER FOR OUTSTANDING SHARES OF SQUARESPACE

Permira, the global investment firm, today announced the success of its funds’ cash tender offer for all outstanding shares of common stock of Squarespace, Inc. (NYSE: SQSP). The tender offer expired one minute after 11:59 p.m., New York City time, on October 11, 2024.

As of expiration, 46,971,451 shares had been validly tendered and not withdrawn from the tender offer. The tendered shares together with the shares rolled over, or sold directly, by affiliates of Anthony Casalena, General Atlantic and Accel represent approximately 97.5 percent of the aggregate voting power of Squarespace’s total outstanding shares, 84.4 percent of the aggregate voting power of Squarespace’s total outstanding Class A shares, and 100 percent of the aggregate voting power of Squarespace’s total outstanding Class B shares. The tendered shares included approximately 77.7 percent of the aggregate voting power of Squarespace’s total outstanding shares held by Squarespace’s unaffiliated shareholders. All shares that were validly tendered will be accepted for purchase on October 14, 2024. Payment for those shares will be made in accordance with the terms of the tender offer.

The Permira funds will proceed to complete a second-step merger in which any remaining shares of Squarespace common stock will be converted into the right to receive an amount in cash equal to the per share price paid in the tender offer, without interest and less any required withholding taxes. Upon completion of the transaction, which is expected to happen on October 17, 2024, Squarespace will become a privately held company.

Advisors

J.P. Morgan is acting as financial advisor to Squarespace, and Skadden, Arps, Slate, Meagher & Flom LLP is acting as legal counsel to Squarespace.

Centerview Partners LLC is acting as financial advisor, and Richards, Layton & Finger is acting as legal counsel, to the Special Committee of the Squarespace Board of Directors.

Goldman Sachs & Co LLC is acting as financial advisor to Permira, Latham & Watkins LLP is acting as legal counsel to Permira, and Fried, Frank, Harris, Shriver & Jacobson LLP is acting as special tax counsel to Permira. Blackstone Credit & Insurance ("BXCI"), Blue Owl Capital, and Ares Capital Corp are acting as Joint Lead Arrangers on the debt financing.

About Permira

Permira is a global investment firm that backs successful businesses with growth ambitions. Founded in 1985, the firm advises funds across two core asset classes, private equity and credit, with total committed capital of approximately €80bn.

The Permira funds have an extensive track record investing in internet, software and SMB-enablement solutions, having partnered with 50+ companies across SaaS, cybersecurity, digital commerce, fintech and online marketplaces. The Permira funds have previously supported and helped scale some of the largest and fastest-growing technology businesses globally, including LegalZoom, Klarna, Zendesk, Magento, Carta, Adevinta, The Knot Worldwide, Boats Group, Housecall Pro, and others.

The Permira private equity funds make both long-term majority (Buyout) and minority (Growth Equity) investments in four key sectors: Technology, Consumer, Healthcare and Services. Permira employs over 500 people in 16 offices across Europe, the United States and Asia. For more information, visit www.permira.com.

About Squarespace

Squarespace (NYSE: SQSP) is a design-driven platform helping entrepreneurs build brands and businesses online. We empower millions in more than 200 countries and territories with all the tools they need to create an online presence, build an audience, monetize, and scale their business. Our suite of products range from websites, domains, ecommerce, and marketing tools, as well as tools for scheduling with Acuity, creating and managing social media presence with Bio Sites and Unfold, and hospitality business management via Tock. For more information, visit www.squarespace.com.

Contacts

For Permira:

Nina Gilbert
Nina.Gilbert@permira.com

James Williams
james.williams@permira.com

OR

FGS Global
Permira-NA@FGSGlobal.com

For Squarespace:

Investors
investors@squarespace.com

Media
press@squarespace.com